Exhibit (g)(3)

FORM OF

EXPENSE LIMITATION AGREEMENT

MBC TOTAL PRIVATE MARKETS ACCESS FUND

101 University Boulevard, Suite 310

Denver, Colorado 80206

_______, 2023

Seneca Management, LLC

101 University Boulevard, Suite 310

Denver, Colorado 80206

Ladies and Gentlemen:

Seneca Management LLC (the “Adviser”) hereby agrees, until one year from the commencement of operations of MBC Total Private Markets Access Fund (the “Fund”) (the “Limitation Period”), to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Investment Management Fee and Incentive Fees, taxes, interest (including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts), other borrowing costs and fees including commitment fees, brokerage commissions, certain transaction-related expenses, litigation and indemnification expenses, judgments, organization expenses, extraordinary expenses, and any acquired fund fees and expenses if any, collectively "Excluded Expenses”) do not exceed 0.75% per annum (excluding Excluded Expenses) of the Fund’s average monthly net assets of each class of the Fund’s shares of beneficial interest (“Shares”). The terms “Investment Management Fee,” “Incentive Fee” and “Distribution and Servicing Fee” have the meanings ascribed to them in the Fund’s prospectus.

With respect to each class of Shares, the Fund agrees to repay the Adviser any fees waived or expenses assumed under this agreement (the “Agreement”) for such class of Shares, provided the repayments do not cause the Fund’s annual operating expenses (excluding Excluded Expenses) for that class of Shares to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Adviser, whichever is lower. Any such repayments must be made within thirty-six months after the month in which the Adviser waived the fee or reimbursed the expense.

This Agreement will be governed by, construed under and interpreted and enforced in accordance with the laws of the state of New York, without regard to principles of conflicts of laws of any jurisdiction to the contrary and the applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), if any. The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in the State of New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires the approval of the Board of Trustees of the Fund (the “Board”), including a majority of the Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Fund (the “Independent Trustees”). This Agreement may not be terminated by the Adviser prior to the expiration of the Limitation Period. This Agreement supersedes any prior agreement with respect to the subject matter hereof.

The Adviser may extend the Limitation Period for a period of one year on an annual basis, subject to approval of the Board, including a majority of the Independent Trustees, after the initial term of this Agreement.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,
MBC TOTAL PRIVATE MARKETS ACCESS FUND
By:
Name:
Title:

The foregoing Agreement is hereby accepted as of _______, 2023

SENECA MANAGEMENT, LLC

By:
Name:
Title: